[redacted]

10029150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40973

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2009 (MM/DD/YY) AND ENDING 12.31.2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Hemenetz 212.632.2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square - Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schroder Fund Advisors Inc.

Financial Statements and
Supplemental Schedules Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
December 31, 2009

[redacted]

OATH OR AFFIRMATION

I, Mark A. Hemenetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Fund Advisors Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acknowledged by Mark A. Hemenetz, before me on the 18th day of February, 2010

Lina S. Krivyan
Notary Public, State of New York, County of New York
My Commission Expires: July 06, 2013
Acting in theCountyof New York
Notary Licence No. 01KR6208632

LINA S. KRIVYAN
OTARY PUBLIC-STATE OF NEW YORK
No. 01KR6208632
Qualified In New York County
Commission Expires July 06, 2013

SEC
Mail Processing
Section

MAR 01 2010

Schroder Fund Advisors Inc.
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Schroder Fund Advisors Inc.:

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Schroder Fund Advisors Inc. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

Schroder Fund Advisors Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash	$1,232,993
Receivable from parent	123,213
Receivable from affiliated companies	54,003
Pre paid regulatory fees	27,326
Accrued income	8,902
Total assets	$1,446,437
Liabilities and stockholder's equity	
Liabilities	
Due to parent	$146,862
Due to affiliated companies	25,104
Accrued expenses	32,925
Total liabilities	$204,891
Stockholder's equity	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	10,000
Additional paid-in capital	1,159,943
Accumulated surplus	71,603
Total stockholder's equity	1,241,546
Total liabilities and stockholder's equity	$1,446,437

The accompanying notes are an integral part of these financial statements.

Schroder Fund Advisors Inc.
Statement of Income
Year Ended December 31, 2009

Revenues			
Administrative fees			$1,194,367
Other income			1,276
Interest income			54
	Total revenues		1,195,697
Expenses			
Regulatory fees			(29,454)
Professional fees			(65,152)
Platform fees (note 3)			(888,480)
Other (note 3)			(157,880)
	Total expenses		(1,140,966)
	Income before provision for income taxes		54,731
Income tax			
Federal		(20,331)	
State and local		(3,941)	
			(24,272)
	Net income		$30,459

The accompanying notes are an integral part of these financial statements.

Schroder Fund Advisors Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common stock	Additional paid-in capital	Accumulated Surplus	Total stockholder's equity
Balance, beginning of year	$ 10,000	$ 1,159,943	$41,144	$ 1,211,087
Net income	-	-	30,459	30,459
Balance, end of year	$10,000	$1,159,943	$71,603	$1,241,546

The accompanying notes are an integral part of these financial statements.

Schroder Fund Advisors Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities		
Net income		$30,459
Adjustments to reconcile net income to net cash used in operating activities		
Decrease/ (increase) in operating assets		
Receivable from parent	210,679	
Receivable from affiliated companies	501	
Pre paid regulatory fees	(93)	
Accrued income	(8,902)	
(Decrease)/ increase in operating liabilities		
Due to parent	(239,623)	
Due to affiliated companies	(13,014)	
Accrued expenses	10,639	
Total adjustments		(39,813)
Net decrease in cash used in operating activities		(9,354)
Cash		
Beginning of year		1,242,347
End of year		$1,232,993

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of operations

Schroder Fund Advisors Inc. (the "Company"), is a wholly owned subsidiary of Schroder Investment Management North America Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is wholly owned by Schroders plc. The Company was incorporated on February 17, 1989 and is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated investment funds.

2. Significant accounting policies

In June 2009, the FASB issued FASB ASC 105-10, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (formerly SFAS 168). FASB ASC 105-10 replaces the SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The Codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standard Updates ("ASU"s) by the FASB. The adoption of the Codification does not impact the Company's financial statements except for references made to authoritative accounting literature in the footnotes.

Cash

Cash is on deposit at Citibank. The Company maintains its cash at a financial institution which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

Administrative fees

Administrative fees are recognized as income in the periods in which the services are performed. Such fees are reimbursements by the Parent (note 4) and earned based on assets under management of affiliated mutual funds.

Interest income

Interest income is recognized as it is earned.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and these differences could be significant.

2. Significant accounting policies (continued)

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

3. Expenses

Platform fees comprise fees paid to distributors of affiliated investment funds.

Other expenses includes certain legal, compliance and management costs totaling $157,880 that are paid by the Parent and allocated to the Company, other expenses of $1,216 were incurred directly by the Company.

4. Related party transactions

The Company earns certain 12b-1 fees from affiliated mutual funds. Such amounts earned during the year ended December 31, 2009 were $72,945. The Company is reimbursed by the Parent for costs less 12b-1 fee income, plus a 5% uplift. Such reimbursement was $1,121,422 for the year ended December 31, 2009. Salaries and general and administrative costs of the Company are borne by the Parent and allocated to the Company. The amounts are included in regulatory and professional fees and other expenses on the Statement of Income.

5. Income taxes

The Company has a tax sharing agreement with its Parent and Schroder US Holdings Inc. This agreement generally provides that the Company's income tax expense be determined on a separate company basis, except for intercompany transactions which are eliminated. The Company's operations do not give rise to temporary differences. Accordingly, the Company's tax expense (benefit) is currently payable (receivable).

The Company's taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. Federal, state and local income taxes are provided for on a separate-company basis.
Income taxes consist of the following:

Federal	$20,331
State and local	$ 3,941
Total	$24,272

For the year ended December 31, 2009, the Company's effective tax rate was 44%. The difference between the Federal statutory rate and the Company's effective rate is generally attributable to State and local taxes.

5. Income taxes (continued)

Effective January 1, 2009, as required, the Company revised its method of accounting for income tax uncertainties. This new methodology prescribes specific recognition and measurement guidance with respect to income tax positions taken or expected to be taken for income tax reporting purposes. In order to recognize income tax benefits the Company must conclude that it is more-likely-than-not that the position will be sustained if examined by the IRS. Interest expense related to uncertain tax positions are included in the Company's provision for income taxes. Penalties, if any, are included as a component of general and administrative expenses.

As of January 1, 2009, the Company did not have any potential exposure for tax, interest or penalties related to uncertain tax positions. There was no significant change to the uncertain tax positions for the year ended December 31, 2009. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

6. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2009, the Company had net capital, as defined, of $1,151,315 which was $1,145,870 excess of its net capital requirement of $5,445, and its ratio of aggregate indebtedness to net capital was 0.07 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

7. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 25, 2010, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

Schroder Fund Advisors Inc.
Computation of Net Capital Computed Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Schedule I

Computation of basic net capital requirement

Total stockholder's equity	$1,241,546
Less : Non-allowable assets	(90,231)
Net Capital	$1,151,315
Minimum net capital required (6 2/3% of aggregate indebtedness)	$5,445
Minimum dollar net capital required	$5,000
Excess net capital	$1,145,870
Aggregate indebtedness	$81,678
Ratio of aggregate indebtedness to net capital	0.07

Statement pursuant to paragraph (d)(4) of rule 17a-5

There are no material differences between this computation of net capital and the corresponding revised computation prepared by Schroder Fund Advisors Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Schroder Fund Advisors Inc.

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

To the Board of Directors and Stockholder of
Schroder Fund Advisors Inc.:

In planning and performing our audit of the financial statements of Schroder Fund Advisors Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010